6B-72412BE9214A

Form 21
Residential Purchase & Sale Agreement
Rev. 7/19
Page 1 of 5

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

RESIDENTIAL REAL ESTATE PURCHASE AND SALE AGREEMENT
SPECIFIC TERMS

1. **Date:** February 18, 2021   **MLS No.:** 1724240   **Offer Expiration Date:** 2/19/2021

2. **Buyer:** Ark7 Properties LLC-   Series#XZQRZ   A limited liability company
   Buyer   Buyer   Status

3. **Seller:** Richard S.Westcott   Carmen J.Westcott
   Seller   Seller   *RW* 2/19/2021

4. **Property:** Legal Description attached as Exhibit A. Tax Parcel No(s).: 6746700355 , _____ , _____ ,

   5250   12th Avenue NE   Seattle   King   WA   98105
   Address   City   County   State   Zip   *CW* 2/19/2021

5. **Included Items:** ☑ stove/range; ☑ refrigerator; ☑ washer; ☑ dryer; ☑ dishwasher; ☐ hot tub; ☑ fireplace insert; ☑ wood stove; ☐ satellite dish; ☐ security system; ☐ attached television(s); ☐ attached speaker(s); ☐microwave; ☐ generator; ☐ other _____
   [yz]   *[yz]*

6. **Purchase Price:** $ 1,150,000.00   One Million One Hundred Fifty Thousand   Dollars
   02/19/2021   02/19/2021

7. **Earnest Money:** $ 30,000.00   ☐ Check; ☐ Note; ☐ Other wire transfer (held by ☐ Selling Firm; ☑ Closing Agent)
   RW 2/20/2021   *RW* 2/20/2021

8. **Default:** (check only one) ☑ Forfeiture of Earnest Money; ☐ Seller's Election of Remedies
   [yz] 02/19/2021   *CW* 2/20/2021   *[yz]* 02/19/2021

9. **Title Insurance Company:** ~~old republic title~~ Fidelity National Title   *[yz]* 02/19/2021

10. **Closing Agent:** ~~old republic title~~ *[yz]*   ~~Bowie Tse~~ Fidelity National Title c/o Megan Packwood
    Company   Individual (optional)   *CW* 2/19/2021
    CW 2/20/2021   *RW* 2/20/2021   *CW* 2/20/2021

11. **Closing Date:** 3/26/2021 ; **Possession Date:** ☑ on Closing; ☐ Other _____
    RW 2/19/2021

12. **Services of Closing Agent for Payment of Utilities:** ☑ Requested (attach NWMLS Form 22K); ☐ Waived

13. **Charges/Assessments Levied Before but Due After Closing:** ☐ assumed by Buyer; ☑ prepaid in full by Seller at Closing

14. **Seller Citizenship (FIRPTA):** Seller ☐ is; ☑ is not a foreign person for purposes of U.S. income taxation

15. **Agency Disclosure:** Selling Broker represents: ☑ Buyer; ☐ Seller; ☐ both parties; ☐ neither party
    Listing Broker represents: ☑ Seller; ☐ both parties

16. **Addenda:** 22A(Financing)   22T(Title Contingency)   35(Inspection)   22K(Utilities)
    _____
    _____

Yizhen Zhao   02/18/2021   [signature]   2/19/2021
Buyer's Signature PST   Date   Seller's Signature   Date
                         [signature] Carmen Westcott   2/19/2021
Buyer's Signature   Date   Seller's Signature   Date

Buyer's Address   Seller's Address

City, State, Zip   City, State, Zip
serena@ark7.com   (000) 000-0000
Phone No.   Fax No.   Phone No.   Fax No.
3477023166
Buyer's E-mail Address   Seller's E-mail Address
NAREIG   3469   Paragon Real Estate Advisors   7086
Selling Firm   MLS Office No.   Listing Firm   MLS Office No.
Dongmei Nian   130628   Michael Urquhart   120656
Selling Broker (Print)   MLS LAG No.   Listing Broker (Print)   MLS LAG No.
(425) 628-0186   (206) 566-1547   (206) 623-8880   (206) 812-9123   (206) 623-7435
Firm Phone No.   Broker Phone No.   Firm Fax No.   Firm Phone No.   Broker Phone No.   Firm Fax No.
info@nareigus.com   contracts@paragonrea.com
Selling Firm Document E-mail Address   Listing Firm Document E-mail Address
dongmeinian@gmail.com   michael@paragonrea.com
Selling Broker's E-mail Address   Listing Broker's E-mail Address
20110799   18691   135356   1396
Selling Firm DOL License No.   Listing Broker DOL License No.   Listing Firm DOL License No.

       02/19/2021    2/20/2021   *CW* 2/20/2021

GB-72412BE9214A

RESIDENTIAL REAL ESTATE PURCHASE AND SALE AGREEMENT
GENERAL TERMS
Continued

a. **Purchase Price.** Buyer shall pay to Seller the Purchase Price, including the Earnest Money, in cash at Closing, unless   1
otherwise specified in this Agreement. Buyer represents that Buyer has sufficient funds to close this sale in accordance   2
with this Agreement and is not relying on any contingent source of funds, including funds from loans, the sale of other   3
property, gifts, retirement, or future earnings, except to the extent otherwise specified in this Agreement. The parties   4
shall use caution when wiring funds to avoid potential wire fraud. Before wiring funds, the party wiring funds shall take   5
steps to confirm any wire instructions via an independently verified phone number and other appropriate measures.   6

b. **Earnest Money.** Buyer shall deliver the Earnest Money within 2 days after mutual acceptance to Selling Broker or to   7
Closing Agent. If Buyer delivers the Earnest Money to Selling Broker, Selling Broker will deposit any check to be held by   8
Selling Firm, or deliver any Earnest Money to be held by Closing Agent, within 3 days of receipt or mutual acceptance,   9
whichever occurs later. If the Earnest Money is held by Selling Firm and is over $10,000.00 it shall be deposited into an   10
interest bearing trust account in Selling Firm's name provided that Buyer completes an IRS Form W-9. Interest, if any,   11
after deduction of bank charges and fees, will be paid to Buyer. Buyer shall reimburse Selling Firm for bank charges   12
and fees in excess of the interest earned, if any. If the Earnest Money held by Selling Firm is over $10,000.00 Buyer   13
has the option to require Selling Firm to deposit the Earnest Money into the Housing Trust Fund Account, with the   14
interest paid to the State Treasurer, if both Seller and Buyer so agree in writing. If the Buyer does not complete an IRS   15
Form W-9 before Selling Firm must deposit the Earnest Money or the Earnest Money is $10,000.00 or less, the Earnest   16
Money shall be deposited into the Housing Trust Fund Account. Selling Firm may transfer the Earnest Money to Closing   17
Agent at Closing. If all or part of the Earnest Money is to be refunded to Buyer and any such costs remain unpaid, the   18
Selling Firm or Closing Agent may deduct and pay them therefrom. The parties instruct Closing Agent to provide written   19
verification of receipt of the Earnest Money and notice of dishonor of any check to the parties and Brokers at the   20
addresses and/or fax numbers provided herein.   21

Upon termination of this Agreement, a party or the Closing Agent may deliver a form authorizing the release of Earnest   22
Money to the other party or the parties. The party(s) shall execute such form and deliver the same to the Closing Agent.   23
If either party fails to execute the release form, a party may make a written demand to the Closing Agent for the Earnest   24
Money. Pursuant to RCW 64.04, Closing Agent shall deliver notice of the demand to the other party within 15 days. If   25
the other party does not object to the demand within 20 days of Closing Agent's notice, Closing Agent shall disburse the   26
Earnest Money to the party making the demand within 10 days of the expiration of the 20 day period. If Closing Agent   27
timely receives an objection or an inconsistent demand from the other party, Closing Agent shall commence an   28
interpleader action within 60 days of such objection or inconsistent demand, unless the parties provide subsequent   29
consistent instructions to Closing Agent to disburse the earnest money or refrain from commencing an interpleader   30
action for a specified period of time. Pursuant to RCW 4.28.080, the parties consent to service of the summons and   31
complaint for an interpleader action by first class mail, postage prepaid at the party's usual mailing address or the   32
address identified in this Agreement. If the Closing Agent complies with the preceding process, each party shall be   33
deemed to have released Closing Agent from any and all claims or liability related to the disbursal of the Earnest   34
Money. If either party fails to authorize the release of the Earnest Money to the other party when required to do so   35
under this Agreement, that party shall be in breach of this Agreement. For the purposes of this section, the term Closing   36
Agent includes a Selling Firm holding the Earnest Money. The parties authorize the party commencing an interpleader   37
action to deduct up to $500.00 for the costs thereof.   38

c. **Included Items.** Any of the following items, including items identified in Specific Term No. 5 if the corresponding box is   39
checked, located in or on the Property are included in the sale: built-in appliances; wall-to-wall carpeting; curtains,   40
drapes and all other window treatments; window and door screens; awnings; storm doors and windows; installed   41
television antennas; ventilating, air conditioning and heating fixtures; trash compactor; fireplace doors, gas logs and gas   42
log lighters; irrigation fixtures; electric garage door openers; water heaters; installed electrical fixtures; lighting fixtures;   43
shrubs, plants and trees planted in the ground; and other fixtures; and all associated operating remote controls. Unless   44
otherwise agreed, if any of the above items are leased or encumbered, Seller shall acquire clear title before Closing.   45

d. **Condition of Title.** Unless otherwise specified in this Agreement, title to the Property shall be marketable at Closing.   46
The following shall not cause the title to be unmarketable: rights, reservations, covenants, conditions and restrictions,   47
presently of record and general to the area; easements and encroachments, not materially affecting the value of or   48
unduly interfering with Buyer's reasonable use of the Property; and reserved oil and/or mining rights. Seller shall not   49
convey or reserve any oil and/or mineral rights after mutual acceptance without Buyer's written consent. Monetary   50
encumbrances or liens not assumed by Buyer, shall be paid or discharged by Seller on or before Closing. Title shall be   51
conveyed by a Statutory Warranty Deed. If this Agreement is for conveyance of a buyer's interest in a Real Estate   52
Contract, the Statutory Warranty Deed shall include a buyer's assignment of the contract sufficient to convey after   53
acquired title.   54

e. **Title Insurance.** Seller authorizes Buyer's lender or Closing Agent, at Seller's expense, to apply for the then-current   55
ALTA form of Homeowner's Policy of Title Insurance for One-to-Four Family Residence, from the Title Insurance   56
Company. If Seller previously received a preliminary commitment from a Title Insurance Company that Buyer declines   57
to use, Buyer shall pay any cancellation fees owing to the original Title Insurance Company. Otherwise, the party   58
applying for title insurance shall pay any title cancellation fee, in the event such a fee is assessed. If the Title Insurance   59

02/18/2021   RW 2/19/2021   CW 2/19/2021

Initials	Date	Seller's Initials	Date	Seller's Initials	Date

6B-72412BE9214A

Form 21
Residential Purchase & Sale Agreement
Rev. 7/19
Page 3 of 5

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

RESIDENTIAL REAL ESTATE PURCHASE AND SALE AGREEMENT
GENERAL TERMS
Continued

Company selected by the parties will not issue a Homeowner's Policy for the Property, the parties agree that the Title 60 Insurance Company shall instead issue the then-current ALTA standard form Owner's Policy, together with 61 homeowner's additional protection and inflation protection endorsements, if available. The Title Insurance Company 62 shall send a copy of the preliminary commitment to Seller, Listing Broker, Buyer and Selling Broker. The preliminary 63 commitment, and the title policy to be issued, shall contain no exceptions other than the General Exclusions and 64 Exceptions in the Policy and Special Exceptions consistent with the Condition of Title herein provided. If title cannot be 65 made so insurable prior to the Closing Date, then as Buyer's sole and exclusive remedy, the Earnest Money shall, 66 unless Buyer elects to waive such defects or encumbrances, be refunded to the Buyer, less any unpaid costs described 67 in this Agreement, and this Agreement shall thereupon be terminated. Buyer shall have no right to specific performance 68 or damages as a consequence of Seller's inability to provide insurable title. 69

f. **Closing and Possession**. This sale shall be closed by the Closing Agent on the Closing Date. If the Closing Date falls 70 on a Saturday, Sunday, legal holiday as defined in RCW 1.16.050, or day when the county recording office is closed, 71 the Closing Agent shall close the transaction on the next day that is not a Saturday, Sunday, legal holiday, or day when 72 the county recording office is closed. "Closing" means the date on which all documents are recorded and the sale 73 proceeds are available to Seller. Seller shall deliver keys and garage door remotes to Buyer on the Closing Date or on 74 the Possession Date, whichever occurs first. Buyer shall be entitled to possession at 9:00 p.m. on the Possession Date. 75 Seller shall maintain the Property in its present condition, normal wear and tear excepted, until the Buyer is provided 76 possession. Seller shall either repair or replace any system or appliance (including, but not limited to plumbing, heat, 77 electrical, and all Included Items) that becomes inoperative or malfunctions prior to Closing with a system or appliance 78 of at least equal quality. Buyer reserves the right to walk through the Property within 5 days of Closing to verify that 79 Seller has maintained the Property and systems/appliances as required by this paragraph. Seller shall not enter into or 80 modify existing leases or rental agreements, service contracts, or other agreements affecting the Property which have 81 terms extending beyond Closing without first obtaining Buyer's consent, which shall not be unreasonably withheld. If 82 possession transfers at a time other than Closing, the parties shall execute NWMLS Form 65A (Rental 83 Agreement/Occupancy Prior to Closing) or NWMLS Form 65B (Rental Agreement/Seller Occupancy After Closing) (or 84 alternative rental agreements) and are advised of the need to contact their respective insurance companies to assure 85 appropriate hazard and liability insurance policies are in place, as applicable. 86

RCW 19.27.530 requires the seller of any owner-occupied single-family residence to equip the residence with a carbon 87 monoxide alarm(s) in accordance with the state building code before a buyer or any other person may legally occupy 88 the residence following the sale. RCW 43.44.110 requires the seller of a dwelling unit, that does not have at least one 89 smoke detection device, to provide at least one smoke detection device in the unit before the buyer or any other person 90 occupies the unit following a sale. The parties acknowledge that the Brokers are not responsible for ensuring that Seller 91 complies with RCW 19.27.530 or RCW 43.44.110. Buyer and Seller shall hold the Brokers and their Firms harmless 92 from any claim resulting from Seller's failure to install a carbon monoxide alarm(s) or smoke detector(s) in the Property. 93

g. **Section 1031 Like-Kind Exchange**. If either Buyer or Seller intends for this transaction to be a part of a Section 1031 94 like-kind exchange, then the other party shall cooperate in the completion of the like-kind exchange so long as the 95 cooperating party incurs no additional liability in doing so, and so long as any expenses (including attorneys' fees and 96 costs) incurred by the cooperating party that are related only to the exchange are paid or reimbursed to the cooperating 97 party at or prior to Closing. Notwithstanding the Assignment paragraph of this Agreement, any party completing a 98 Section 1031 like-kind exchange may assign this Agreement to its qualified intermediary or any entity set up for the 99 purposes of completing a reverse exchange. 100

h. **Closing Costs and Prorations and Charges and Assessments**. Seller and Buyer shall each pay one-half of the 101 escrow fee unless otherwise required by applicable FHA or VA regulations. Taxes for the current year, rent, interest, 102 and lienable homeowner's association dues shall be prorated as of Closing. Buyer shall pay Buyer's loan costs, 103 including credit report, appraisal charge and lender's title insurance, unless provided otherwise in this Agreement. If any 104 payments are delinquent on encumbrances which will remain after Closing, Closing Agent is instructed to pay such 105 delinquencies at Closing from money due, or to be paid by, Seller. Buyer shall pay for remaining fuel in the fuel tank if, 106 prior to Closing, Seller obtains a written statement from the supplier as to the quantity and current price and provides 107 such statement to the Closing Agent. Seller shall pay all utility charges, including unbilled charges. Unless waived in 108 Specific Term No. 12, Seller and Buyer request the services of Closing Agent in disbursing funds necessary to satisfy 109 unpaid utility charges in accordance with RCW 60.80 and Seller shall provide the names and addresses of all utilities 110 providing service to the Property and having lien rights (attach NWMLS Form 22K Identification of Utilities or 111 equivalent). 112

Buyer is advised to verify the existence and amount of any local improvement district, capacity or impact charges or 113 other assessments that may be charged against the Property before or after Closing. Seller will pay such charges that 114 are or become due on or before Closing. Charges levied before Closing, but becoming due after Closing shall be paid 115 as agreed in Specific Term No. 13. 116

 02/18/2021 RW 2/19/2021 CW 2/19/2021

Initials | Date | Seller's Initials | Date | Seller's Initials | Date

6B-72412BE9214A

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

RESIDENTIAL REAL ESTATE PURCHASE AND SALE AGREEMENT
GENERAL TERMS
Continued

i. **Sale Information**. Listing Broker and Selling Broker are authorized to report this Agreement (including price and all 117 terms) to the Multiple Listing Service that published it and to its members, financing institutions, appraisers, and anyone 118 else related to this sale. Buyer and Seller expressly authorize all Closing Agents, appraisers, title insurance companies, 119 and others related to this Sale, to furnish the Listing Broker and/or Selling Broker, on request, any and all information 120 and copies of documents concerning this sale. 121

j. **Seller Citizenship and FIRPTA**. Seller warrants that the identification of Seller's citizenship status for purposes of U.S. 122 income taxation in Specific Term No. 14 is correct. Seller shall execute a certification (NWMLS Form 22E or equivalent) 123 under the Foreign Investment in Real Property Tax Act ("FIRPTA") at Closing and provide the certification to the Closing 124 Agent. If Seller is a foreign person for purposes of U.S. income taxation, and this transaction is not otherwise exempt 125 from FIRPTA, Closing Agent is instructed to withhold and pay the required amount to the Internal Revenue Service. 126

k. **Notices and Delivery of Documents**. Any notice related to this Agreement (including revocations of offers or 127 counteroffers) must be in writing. Notices to Seller must be signed by at least one Buyer and shall be deemed delivered 128 only when the notice is received by Seller, by Listing Broker, or at the licensed office of Listing Broker. Notices to Buyer 129 must be signed by at least one Seller and shall be deemed delivered only when the notice is received by Buyer, by 130 Selling Broker, or at the licensed office of Selling Broker. Documents related to this Agreement, such as NWMLS Form 131 17, Information on Lead-Based Paint and Lead-Based Paint Hazards, Public Offering Statement or Resale Certificate, 132 and all other documents shall be delivered pursuant to this paragraph. Buyer and Seller must keep Selling Broker and 133 Listing Broker advised of their whereabouts in order to receive prompt notification of receipt of a notice. 134

Facsimile transmission of any notice or document shall constitute delivery. E-mail transmission of any notice or 135 document (or a direct link to such notice or document) shall constitute delivery when: (i) the e-mail is sent to both Selling 136 Broker and Selling Firm or both Listing Broker and Listing Firm at the e-mail addresses specified on page one of this 137 Agreement; or (ii) Selling Broker or Listing Broker provide written acknowledgment of receipt of the e-mail (an automatic 138 e-mail reply does not constitute written acknowledgment). At the request of either party, or the Closing Agent, the 139 parties will confirm facsimile or e-mail transmitted signatures by signing an original document. 140

l. **Computation of Time**. Unless otherwise specified in this Agreement, any period of time measured in days and stated in 141 this Agreement shall start on the day following the event commencing the period and shall expire at 9:00 p.m. of the last 142 calendar day of the specified period of time. Except for the Possession Date, if the last day is a Saturday, Sunday or legal 143 holiday as defined in RCW 1.16.050, the specified period of time shall expire on the next day that is not a Saturday, 144 Sunday or legal holiday. Any specified period of 5 days or less, except for any time period relating to the Possession Date, 145 shall not include Saturdays, Sundays or legal holidays. If the parties agree that an event will occur on a specific calendar 146 date, the event shall occur on that date, except for the Closing Date, which, if it falls on a Saturday, Sunday, legal holiday 147 as defined in RCW 1.16.050, or day when the county recording office is closed, shall occur on the next day that is not a 148 Saturday, Sunday, legal holiday, or day when the county recording office is closed. If the parties agree upon and attach a 149 legal description after this Agreement is signed by the offeree and delivered to the offeror, then for the purposes of 150 computing time, mutual acceptance shall be deemed to be on the date of delivery of an accepted offer or counteroffer to 151 the offeror, rather than on the date the legal description is attached. Time is of the essence of this Agreement. 152

m. **Integration and Electronic Signatures**. This Agreement constitutes the entire understanding between the parties and 153 supersedes all prior or contemporaneous understandings and representations. No modification of this Agreement shall 154 be effective unless agreed in writing and signed by Buyer and Seller. The parties acknowledge that a signature in 155 electronic form has the same legal effect and validity as a handwritten signature. 156

n. **Assignment**. Buyer may not assign this Agreement, or Buyer's rights hereunder, without Seller's prior written consent, 157 unless the parties indicate that assignment is permitted by the addition of "and/or assigns" on the line identifying the 158 Buyer on the first page of this Agreement. 159

o. **Default**. In the event Buyer fails, without legal excuse, to complete the purchase of the Property, then the following 160 provision, as identified in Specific Term No. 8, shall apply: 161

    i. **Forfeiture of Earnest Money**. That portion of the Earnest Money that does not exceed five percent (5%) of the 162 Purchase Price shall be forfeited to the Seller as the sole and exclusive remedy available to Seller for such failure. 163

    ii. **Seller's Election of Remedies**. Seller may, at Seller's option, (a) keep the Earnest Money as liquidated damages 164 as the sole and exclusive remedy available to Seller for such failure, (b) bring suit against Buyer for Seller's actual 165 damages, (c) bring suit to specifically enforce this Agreement and recover any incidental damages, or (d) pursue 166 any other rights or remedies available at law or equity. 167

p. **Professional Advice and Attorneys' Fees**. Buyer and Seller are advised to seek the counsel of an attorney and a 168 certified public accountant to review the terms of this Agreement. Buyer and Seller shall pay their own fees incurred for 169 such review. However, if Buyer or Seller institutes suit against the other concerning this Agreement, or if the party 170 holding the Earnest Money commences an interpleader action, the prevailing party is entitled to reasonable attorneys' 171 fees and expenses. 172

YZ	02/18/2021			RW	2/19/2021	CW	2/19/2021
		Initials	Date	Seller's Initials	Date	Seller's Initials	Date

;B-72412BE9214A

RESIDENTIAL REAL ESTATE PURCHASE AND SALE AGREEMENT
GENERAL TERMS
Continued

q. Offer. This offer must be accepted by 9:00 p.m. on the Offer Expiration Date, unless sooner withdrawn. Acceptance 173
shall not be effective until a signed copy is received by the other party, by the other party's broker, or at the licensed 174
office of the other party's broker pursuant to General Term k. If this offer is not so accepted, it shall lapse and any 175
Earnest Money shall be refunded to Buyer. 176

r. Counteroffer. Any change in the terms presented in an offer or counteroffer, other than the insertion of or change to 177
Seller's name and Seller's warranty of citizenship status, shall be considered a counteroffer. If a party makes a 178
counteroffer, then the other party shall have until 9:00 p.m. on the counteroffer expiration date to accept that 179
counteroffer, unless sooner withdrawn. Acceptance shall not be effective until a signed copy is received by the other 180
party, the other party's broker, or at the licensed office of the other party's broker pursuant to General Term k. If the 181
counteroffer is not so accepted, it shall lapse and any Earnest Money shall be refunded to Buyer. 182

s. Offer and Counteroffer Expiration Date. If no expiration date is specified for an offer/counteroffer, the 183
offer/counteroffer shall expire 2 days after the offer/counteroffer is delivered by the party making the offer/counteroffer, 184
unless sooner withdrawn. 185

t. Agency Disclosure. Selling Firm, Selling Firm's Designated Broker, Selling Broker's Branch Manager (if any) and 186
Selling Broker's Managing Broker (if any) represent the same party that Selling Broker represents. Listing Firm, Listing 187
Firm's Designated Broker, Listing Broker's Branch Manager (if any), and Listing Broker's Managing Broker (if any) 188
represent the same party that the Listing Broker represents. If Selling Broker and Listing Broker are different persons 189
affiliated with the same Firm, then both Buyer and Seller confirm their consent to Designated Broker, Branch Manager 190
(if any), and Managing Broker (if any) representing both parties as dual agents. If Selling Broker and Listing Broker are 191
the same person representing both parties then both Buyer and Seller confirm their consent to that person and his/her 192
Designated Broker, Branch Manager (if any), and Managing Broker (if any) representing both parties as dual agents. All 193
parties acknowledge receipt of the pamphlet entitled "The Law of Real Estate Agency." 194

u. Commission. Seller and Buyer shall pay a commission in accordance with any listing or commission agreement to 195
which they are a party. The Listing Firm's commission shall be apportioned between Listing Firm and Selling Firm as 196
specified in the listing. Seller and Buyer hereby consent to Listing Firm or Selling Firm receiving compensation from 197
more than one party. Seller and Buyer hereby assign to Listing Firm and Selling Firm, as applicable, a portion of their 198
funds in escrow equal to such commission(s) and irrevocably instruct the Closing Agent to disburse the commission(s) 199
directly to the Firm(s). In any action by Listing or Selling Firm to enforce this paragraph, the prevailing party is entitled to 200
court costs and reasonable attorneys' fees. Seller and Buyer agree that the Firms are intended third party beneficiaries 201
under this Agreement. 202

v. Cancellation Rights/Lead-Based Paint. If a residential dwelling was built on the Property prior to 1978, and Buyer 203
receives a Disclosure of Information on Lead-Based Paint and Lead-Based Paint Hazards (NWMLS Form 22J) after 204
mutual acceptance, Buyer may rescind this Agreement at any time up to 3 days thereafter. 205

w. Information Verification Period. Buyer shall have 10 days after mutual acceptance to verify all information provided 206
from Seller or Listing Firm related to the Property. This contingency shall be deemed satisfied unless Buyer gives notice 207
identifying the materially inaccurate information within 10 days of mutual acceptance. If Buyer gives timely notice under 208
this section, then this Agreement shall terminate and the Earnest Money shall be refunded to Buyer. 209

x. Property Condition Disclaimer. Buyer and Seller agree, that except as provided in this Agreement, all representations 210
and information regarding the Property and the transaction are solely from the Seller or Buyer, and not from any Broker. 211
The parties acknowledge that the Brokers are not responsible for assuring that the parties perform their obligations 212
under this Agreement and that none of the Brokers has agreed to independently investigate or confirm any matter 213
related to this transaction except as stated in this Agreement, or in a separate writing signed by such Broker. In 214
addition, Brokers do not guarantee the value, quality or condition of the Property and some properties may contain 215
building materials, including siding, roofing, ceiling, insulation, electrical, and plumbing, that have been the subject of 216
lawsuits and/or governmental inquiry because of possible defects or health hazards. Some properties may have other 217
defects arising after construction, such as drainage, leakage, pest, rot and mold problems. Brokers do not have the 218
expertise to identify or assess defective products, materials, or conditions. Buyer is urged to use due diligence to 219
inspect the Property to Buyer's satisfaction and to retain inspectors qualified to identify the presence of defective 220
materials and evaluate the condition of the Property as there may be defects that may only be revealed by careful 221
inspection. Buyer is advised to investigate whether there is a sufficient water supply to meet Buyer's needs. Buyer is 222
advised to investigate the cost of insurance for the Property, including, but not limited to homeowner's, flood, 223
earthquake, landslide, and other available coverage. Buyer acknowledges that local ordinances may restrict short term 224
rentals of the Property. Buyer and Seller acknowledge that home protection plans may be available which may provide 225
additional protection and benefit to Buyer and Seller. Brokers may assist the parties with locating and selecting third 226
party service providers, such as inspectors or contractors, but Brokers cannot guarantee or be responsible for the 227
services provided by those third parties. The parties shall exercise their own judgment and due diligence regarding 228
third-party service providers. 229

YZ 02/18/2021	RW 2/19/2021	CW 2/19/2021
s Initials Date	Seller's Initials Date	Seller's Initials Date

6B-72412BE9214A

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

**FINANCING ADDENDUM TO
PURCHASE & SALE AGREEMENT**

The following is part of the Purchase and Sale Agreement dated ___**February 18, 2021**_____ 1

between ___**Ark7 Properties LLC-**_____ **Series#XZQRZ**_____ ("Buyer") 2
          Buyer   Buyer

and ___**Richard S.Westcott**_____ **Carmen J.Westcott**_____("Seller") 3
         Seller   Seller

concerning **5250**   **12th Avenue NE**_____ **Seattle**_____ **WA** **98105**_____(the "Property"). 4
          Address   City   State   Zip

1. LOAN APPLICATION/WAIVER OF CONTINGENCY.   5

  a. Loan Application. This Agreement is contingent on Buyer obtaining the following type of loan or loans to 6
    purchase the Property (the "Loan(s)"): ☑ Conventional First; ☐ Conventional Second; ☐ Bridge; ☐ VA; ☐ FHA; 7
    ☐ USDA; ☐ Home Equity Line of Credit; ☐ Other _____ 8
    (the "Financing Contingency"). Buyer shall pay ☐ $ _____; or ☑ __**40**__ % of the Purchase 9
    Price down, in addition to the Loans. Buyer shall make application for the Loans to pay the balance of the 10
    Purchase Price and pay the application fee, if required, for the subject Property within _____ days (5 11
    days if not filled in) after mutual acceptance of this Agreement. For the purposes of this Addendum, 12
    "application" means the submission of Buyer's financial information for the purposes of obtaining an extension 13
    of credit including Buyer's name, income, social security number (if required), the Property address, purchase 14
    price, and the loan amount. 15

  b. Waiver of Financing Contingency. If Buyer (i) fails to make application for financing for the Property within 16
    the agreed time; (ii) changes the type of loan at any time without Seller's prior written consent; or (iii) changes 17
    the lender without Seller's prior written consent after the agreed upon time to apply for financing expires, then 18
    the Financing Contingency shall be deemed waived. Buyer's waiver of the Financing Contingency under this 19
    Paragraph 1(b) also constitutes waiver of Paragraph 7 (Appraisal Less Than Sales Price). For purposes of 20
    this Addendum, "lender" means either the party to whom the application was submitted or the party funding 21
    the loan. 22

2. LOAN INFORMATION. 23

  a. Seller's Request for Loan Information. At any time _____ days (10 days if not filled in) after mutual 24
    acceptance, Seller may give, once, a notice requesting information related to the status of Buyer's loan 25
    application ("Request for Loan Information"). NWMLS Form 22AL may be used for this notice. 26

  b. Buyer's Loan Information Notice. Within _____ days (3 days if not filled in) of receiving Seller's Request 27
    for Loan Information, Buyer shall give notice of the status of Buyer's loan application ("Loan Information 28
    Notice"). Buyer's notice shall be on NWMLS Form 22AP and shall include the date of application, the name 29
    of lender, a list of the information that Buyer has provided to lender, and a warranty that Buyer has provided 30
    all information requested by lender. 31

  c. Failure to Provide Loan Information Notice. If Buyer fails to timely give to Seller a completed Loan 32
    Information Notice, Seller may give the Right to Terminate Notice described in Paragraph 3 (Seller's Right to 33
    Terminate) at any time after the date that the Loan Information Notice is due. 34

3. SELLER'S RIGHT TO TERMINATE. 35

  a. Right to Terminate Notice. At any time _____ days (30 days if not filled in) after mutual acceptance, 36
    Seller may give notice that Seller may terminate the Agreement at any time 3 days after delivery of that notice 37
    (the "Right to Terminate Notice"). NWMLS Form 22AR may be used for this notice. 38

  b. Termination Notice. If Buyer has not previously waived the Financing Contingency, Seller may give notice of 39
    termination of this Agreement (the "Termination Notice") any time following 3 days after delivery of the Right 40
    to Terminate Notice. If Seller gives the Termination Notice before Buyer has waived the Financing 41
    Contingency, this Agreement is terminated and the Earnest Money shall be refunded to Buyer. NWMLS Form 42
    22AR shall be used for this notice. If not waived, the Financing Contingency shall survive the Closing Date. 43

  c. Appraisal Less Than Sales Price. Buyer's waiver of the Financing Contingency under this Paragraph 3 ☐ will; 44
    or ☐ will not (will, if not filled in) constitute waiver of Paragraph 7 (Appraisal Less Than Sales Price). 45

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GB-72412BE9214A

FINANCING ADDENDUM TO
PURCHASE & SALE AGREEMENT
Continued

4. **LOAN COST PROVISIONS.** Seller shall pay up to ❑ $ _____; or ❑ _____% of the Purchase 46
Price ($0.00 if not filled in), which shall be applied to Buyer's Loan(s) and settlement costs, including prepaids, loan 47
discount, loan fee, interest buy down, financing, closing or other costs allowed by lender. That amount shall include 48
the following costs that lender is prohibited from collecting from Buyer: (a) up to $300.00 for Buyer's Loan(s) and 49
settlement costs for FHA/USDA/VA loans; and (b) unless agreed otherwise below, Buyer's share of the escrow fee 50
for a VA loan. Seller shall pay the costs for (a) and (b), even if the amount agreed upon in this Paragraph 4 is 51
insufficient to pay for those costs. If checked, ❑ Buyer shall pay Buyer's share of the escrow fee for the VA loan 52
(note that VA regulations prohibit Buyer from paying loan and settlement costs exceeding one percent of the amount 53
of the loan). 54

5. **EARNEST MONEY.** If Buyer has not waived the Financing Contingency, and is unable to obtain financing by 55
Closing after a good faith effort then, on Buyer's notice, this Agreement shall terminate. The Earnest Money shall 56
be refunded to Buyer after lender confirms in writing (a) the date Buyer's loan application for the Property was 57
made, including a copy of the loan estimate that was provided to Buyer; (b) that Buyer possessed sufficient funds 58
to close (e.g. down payment, closing costs, etc.); and (c) the reasons Buyer was unable to obtain financing by 59
Closing. If Seller terminates this Agreement, the Earnest Money shall be refunded without need for such 60
confirmation. 61

6. **INSPECTION.** Seller shall permit inspections required by lender, including but not limited to structural, pest, 62
heating, plumbing, roof, electrical, septic, and well inspections. Seller is not obligated to pay for such inspections 63
unless otherwise agreed. 64

7. **APPRAISAL LESS THAN SALE PRICE.** 65
   a. **Notice of Low Appraisal.** If lender's appraised value of the Property is less than the Purchase Price, Buyer 66
   may, within 3 days after receipt of a copy of lender's appraisal, give notice of low appraisal, which shall 67
   include a copy of lender's appraisal. NWMLS Form 22AN may be used for the notices in this Paragraph 7. 68

   b. **Seller's Response.** Seller shall, within 10 days after Buyer's notice of low appraisal, give notice of: 69
      (i) A reappraisal or reconsideration of value, at Seller's expense, by the same appraiser or another appraiser 70
      acceptable to lender, in an amount not less than the Purchase Price. Buyer shall promptly seek lender's 71
      approval of such reappraisal or reconsideration of value. The parties are advised that lender may elect 72
      not to accept a reappraisal or reconsideration of value; 73

      (ii) Seller's consent to reduce the Purchase Price to an amount not more than the amount specified in the 74
      appraisal or reappraisal by the same appraiser, or an appraisal by another appraiser acceptable to 75
      lender, whichever is higher. (This provision is not applicable if this Agreement is conditioned on FHA, VA, 76
      or USDA financing. FHA, VA, and USDA financing does not permit the Buyer to be obligated to buy if the 77
      Seller reduces the Purchase Price to the appraised value. Buyer, however, has the option to buy at the 78
      reduced price.); 79

      (iii) Seller's proposal to reduce the Purchase Price to an amount more than the amount specified in the 80
      appraisal and for Buyer to pay the necessary additional funds (the amount the reduced Purchase Price 81
      exceeds the appraised value) to close the sale; or 82

      (iv) Seller's rejection of Buyer's notice of low appraisal. 83

      If Seller timely delivers notice of (i) reappraisal or reconsideration of value; or (ii) consent to reduce the 84
      Purchase Price to an amount not more than the amount specified in the appraisal (except for FHA, VA, or 85
      USDA financing), and lender accepts Seller's response, then Buyer shall be bound by Seller's response. 86

   c. **Buyer's Reply.** 87
      (i) Buyer shall have 3 days from either Seller's notice of rejection of low appraisal or, if Seller fails to respond, 88
      the day Seller's response period ends, whichever is earlier, to (a) waive the Financing Contingency; or (b) 89
      terminate the Agreement, in which event the Earnest Money shall be refunded to Buyer. 90

      (ii) If Seller proposes to reduce the Purchase Price to an amount more than the appraised value, Buyer shall 91
      have 3 days to (a) accept and represent that Buyer has sufficient funds to close the sale in accordance with 92
      this provision; or (b) terminate the Agreement, in which event the Earnest Money shall be refunded to Buyer. 93

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5B-72412BE9214A

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

**FINANCING ADDENDUM TO
PURCHASE & SALE AGREEMENT**
Continued

(iii) If Seller consents to reduce the Purchase Price to an amount not more than the appraised value for FHA, 94
VA, or USDA financing, Buyer shall have 3 days to (a) give notice that Buyer will buy at the reduced price; 95
or (b) terminate the Agreement, in which event the Earnest Money shall be refunded to Buyer. 96

Buyer's inaction during this reply period shall result in termination of the Agreement and return of the Earnest 97
Money to Buyer. The Closing Date shall be extended as necessary to accommodate the foregoing times for 98
notices. 99

8. **FHA/VA/USDA - Appraisal Certificate.** If this Agreement is contingent on Buyer obtaining FHA, VA, or USDA 100
financing, notwithstanding any other provisions of this Agreement, Buyer is not obligated to complete the 101
purchase of the Property unless Buyer has been given in accordance with HUD/FHA, VA, or USDA requirements 102
a written statement by FHA, VA, USDA or a Direct Endorsement lender, setting forth the appraised value of the 103
Property (excluding closing costs). Seller and Buyer shall execute a document setting forth the prior provision, or 104
similar provision, known as the FHA, VA, or USDA amendatory clause, as required by lender. Buyer shall pay 105
the costs of any appraisal. If the appraised value of the Property is less than the Purchase Price, Paragraph 7 106
above shall apply. 107

Purpose of Appraisal. The appraised valuation is arrived at only to determine the maximum mortgage FHA, VA, 108
or USDA will insure. FHA, VA, or USDA do not warrant the value or the condition of the Property. Buyer agrees 109
to satisfy himself/herself that the price and condition of the Property are acceptable. 110

9. **EXTENSION OF CLOSING.** If, through no fault of Buyer, lender is required by 12 CFR 1026 to give corrected 111
disclosures to Buyer due to (a) a change in the Annual Percentage Rate ("APR") of Buyer's Loan(s) by .125% or 112
more for a fixed rate loan or .250% or more for an adjustable rate loan; (b) a change in the loan product; or (c) the 113
addition of a prepayment penalty, then upon notice from Buyer, the Closing Date shall be extended for up to 4 days 114
to accommodate the requirements of Regulation Z of the Truth in Lending Act. This paragraph shall survive Buyer's 115
waiver of this Financing Contingency. 116

[yz]	02/18/2021	RW 2/19/2021		CW 2/19/2021	
s Initials	Date	Seller's Initials	Date	Seller's Initials	Date

5B-72412BE9214A

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

INSPECTION ADDENDUM TO PURCHASE AND SALE AGREEMENT

The following is part of the Purchase and Sale Agreement dated __**February 18, 2021**__   1

between ___**Ark7 Properties LLC-**___   ___**Series#XZQRZ**___   ("Buyer") 2
                Buyer   Buyer

and ___**Richard S.Westcott**___   ___**Carmen J.Westcott**___   ("Seller") 3
                Seller   Seller

concerning **5250   12th Avenue NE**   **Seattle**   **WA   98105**   (the "Property"). 4
                    Address   City   State   Zip

1. ☑ a. **INSPECTION CONTINGENCY.** This Agreement is conditioned on Buyer's subjective satisfaction with   5
   inspections of the Property and the improvements on the Property. Buyer's inspections may include, at   6
   Buyer's option and without limitation, the structural, mechanical and general condition of the   7
   improvements to the Property, compliance with building and zoning codes, an inspection of the Property   8
   for hazardous materials, a pest inspection, and a soils/stability inspection. The inspection must be   9
   performed by Buyer or a person licensed (or exempt from licensing) under Chapter 18.280 RCW.   10

   Sewer Inspection. Buyer's inspection of the Property ❑ may; ❑ may not (may, if not checked) include   11
   an inspection of the sewer system, which may include a sewer line video inspection and assessment and   12
   may require the inspector to remove toilets or other fixtures to access the sewer line.   13

   Buyer's Obligations. All inspections are to be (a) ordered by Buyer, (b) performed by inspectors of   14
   Buyer's choice, and (c) completed at Buyer's expense. Buyer shall not alter the Property or any   15
   improvements on the Property without first obtaining Seller's permission. Buyer is solely responsible for   16
   interviewing and selecting all inspectors. Buyer shall restore the Property and all improvements on the   17
   Property to the same condition they were in prior to the inspection. Buyer shall be responsible for all   18
   damages resulting from any inspection of the Property performed on Buyer's behalf.   19

   BUYER'S NOTICE. This inspection contingency SHALL CONCLUSIVELY BE DEEMED WAIVED unless   20
   within ___3___ days (10 days if not filled in) after mutual acceptance of this Agreement (the "Initial   21
   Inspection Period"), Buyer gives notice (1) approving the inspection and waiving this contingency; (2)   22
   disapproving the inspection and terminating the Agreement; (3) that Buyer will conduct additional   23
   inspections; or (4) proposing repairs to the property or modifications to the Agreement. If Buyer disapproves   24
   the inspection and terminates the Agreement, the Earnest Money shall be refunded to Buyer. If Buyer   25
   proposes repairs to the property or modifications to the Agreement, including adjustments to the purchase   26
   price or credits for repairs to be performed after Closing, the parties shall negotiate as set forth in paragraph   27
   1.c, below. The parties may use NWMLS Form 35R to give notices required by this Addendum.   28

   ATTENTION BUYER: If Buyer fails to give timely notice, then this inspection contingency shall be   29
   deemed waived and Seller shall not be obligated to make any repairs or modifications. Buyer shall not   30
   provide the inspection report, or portions of the report, to Seller, unless Seller requests otherwise or as   31
   required by paragraph 1.b.   32

   b. **Additional Inspections.** If an inspector so recommends, Buyer may obtain further evaluation of any item   33
   by a specialist at Buyer's option and expense if, on or before the end of the Initial Inspection Period,   34
   Buyer provides Seller a copy of the inspector's recommendation and notice that Buyer will seek additional   35
   inspections. If Buyer gives timely notice of additional inspections, Buyer shall have _____ (5 days if   36
   not filled in) after giving the notice to obtain the additional inspection(s) by a specialist.   37

   c. **Buyer's Requests for Repairs or Modifications**. If Buyer requests repairs or modifications under   38
   paragraph 1.a. or 1.b., the parties shall negotiate as set forth in this paragraph. Buyer's initial request and   39
   Seller's response made in accordance with the following procedures are irrevocable for the time period   40
   provided.   41

   (i) **Seller's Response to Request for Repairs or Modifications.** Seller shall have _____ days (3   42
   days if not filled in) after receipt of Buyer's request for repairs or modifications to give notice that Seller   43
   (a) agrees to the repairs or modifications proposed by Buyer; (b) agrees to some of the repairs or   44
   modifications proposed by Buyer; (c) rejects all repairs or modifications proposed by Buyer; or (d)   45
   offers different or additional repairs or modifications. If Seller agrees to the terms of Buyer's request for   46
   repairs or modifications, this contingency shall be satisfied and Buyer's Reply shall not be necessary. If   47

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_____ _____   _____ _____   _____ _____
s Initials   Date   Seller's Initials   Date   Seller's Initials   Date

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02/19/2021

6B-72412BE9214A

INSPECTION ADDENDUM TO PURCHASE AND SALE AGREEMENT

Continued

Seller does not agree to all of Buyer's repairs or modifications, Buyer shall have an opportunity to 48
reply, as follows: 49

(ii) **Buyer's Reply.** If Seller does not agree to all of the repairs or modifications proposed by Buyer, Buyer 50
shall have _____ days (3 days if not filled in) from either the day Buyer receives Seller's response 51
or, if Seller fails to timely respond, the day Seller's response period ends, whichever is earlier, to (a) 52
accept the Seller's response at which time this contingency shall be satisfied; (b) agree with the Seller 53
on other remedies; or (c) disapprove the inspection and terminate the Agreement, in which event, the 54
Earnest Money shall be refunded to Buyer. 55

ATTENTION BUYER: These time periods for negotiating repairs or modifications shall not repeat. The 56
parties must either reach a written agreement or Buyer must terminate this Agreement by the Buyer's 57
Reply deadline set forth in paragraph 1.c.ii. Buyer's inaction during Buyer's reply period shall result in 58
waiver of this inspection condition, in which case Seller shall not be obligated to make any repairs or 59
modifications whatsoever AND THIS CONTINGENCY SHALL BE DEEMED WAIVED. 60

d. **Repairs.** If Seller agrees to make the repairs proposed by Buyer, then repairs shall be accomplished at 61
Seller's expense in a commercially reasonable manner and in accordance with all applicable laws no 62
fewer than _____ days (3 days if not filled in) prior to the Closing Date. In the case of hazardous 63
materials, "repair" means removal or treatment (including but not limited to removal or, at Seller's option, 64
decommissioning of any oil storage tanks) of the hazardous material at Seller's expense as 65
recommended by and under the direction of a professional selected by Seller. Seller's repairs are subject 66
to re-inspection and approval, prior to Closing, by the inspector who recommended the repair, if Buyer 67
elects to order and pay for such re-inspection. If Buyer agrees to pay for any repairs prior to Closing, the 68
parties are advised to seek the counsel of an attorney to review the terms of that agreement. 69

e. **Oil Storage Tanks.** Any inspection regarding oil storage tanks or contamination from such tanks shall be 70
limited solely to determining the presence or non-presence of oil storage tanks on the Property, unless 71
otherwise agreed in writing by Buyer and Seller. 72

f. **On-site Sewage Disposal Systems Advisory:** Buyer is advised that on-site sewage disposal systems, 73
including "septic systems," are subject to strict governmental regulation and occasional malfunction and 74
even failure. Buyer is advised to consider conducting an inspection of any on-site sewage system in 75
addition to the inspection of the Property provided by this Form 35 by including an appropriate on-site 76
sewage disposal inspection contingency such as NWMLS Form 22S (Septic Addendum). 77

2. ☐ **NEIGHBORHOOD REVIEW CONTINGENCY:** Buyer's inspection includes Buyer's subjective satisfaction that 78
the conditions of the neighborhood in which the Property is located are consistent with the Buyer's intended 79
use of the Property (the "Neighborhood Review"). The Neighborhood Review may include Buyer's investigation 80
of the schools, proximity to bus lines, availability of shopping, traffic patterns, noise, parking and investigation of 81
other neighborhood, environmental and safety conditions the Buyer may determine to be relevant in deciding to 82
purchase the Property. If Buyer does not give notice of disapproval of the Neighborhood Review within 83
_____ (3 days if not filled in) of mutual acceptance of the Agreement, then this Neighborhood Review 84
condition shall conclusively be deemed satisfied (waived). If Buyer gives a timely notice of disapproval, then 85
this Agreement shall terminate and the Earnest Money shall be refunded to Buyer. 86

3. ☐ **PREINSPECTION CONDUCTED.** Buyer, prior to mutual acceptance of this Agreement, conducted a 87
building, hazardous substances, building and zoning code, pest or soils/stability inspection of the Property, 88
and closing of this Agreement is not conditioned on the results of such inspections. Buyer elects to buy the 89
Property in its present condition and acknowledges that the decision to purchase the property was based on 90
Buyer's prior inspection and that Buyer has not relied on representations by Seller, Listing Broker or Selling 91
Broker. 92

4. ☐ **WAIVER OF INSPECTION.** Buyer has been advised to obtain a building, hazardous substances, building 93
and zoning code, pest or soils/stability inspection, and to condition the closing of this Agreement on the 94
results of such inspections, but Buyer elects to waive the right and buy the Property in its present condition. 95
Buyer acknowledges that the decision to waive Buyer's inspection options was based on Buyer's personal 96
inspection and Buyer has not relied on representations by Seller, Listing Broker or Selling Broker. 97



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5B-72412BE9214A

Form 22T
Title Contingency Addendum
Rev. 7/15
Page 1 of 1

©Copyright 2015
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

TITLE CONTINGENCY ADDENDUM TO
PURCHASE & SALE AGREEMENT

The following is part of the Purchase and Sale Agreement dated ___**February 18, 2021**_____ 1

between ___**Ark7 Properties LLC-**_____ **Series#XZQRZ**_____ ("Buyer") 2
               Buyer   Buyer

and _____**Richard S.Westcott**_____ **Carmen J.Westcott**_____("Seller") 3
               Seller   Seller

concerning **5250**   **12th Avenue NE**   **Seattle**   **WA** **98105**_____ (the "Property"). 4
              Address   City   State   Zip

1. **Title Contingency**. This Agreement is subject to Buyer's review of a preliminary commitment for title insurance, 5
together with any easements, covenants, conditions and restrictions of record. Buyer shall have _____ 6
days (5 days if not filled in) from ❑ the date of Buyer's receipt of the preliminary commitment for title insurance; 7
or ❑ mutual acceptance (from the date of Buyer's receipt, if neither box checked) to give notice of Buyer's 8
disapproval of exceptions contained in the preliminary commitment. 9

   Seller shall have _____ days (5 days if not filled in) after Buyer's notice of disapproval to give Buyer 10
notice that Seller will clear all disapproved exceptions. Seller shall have until the Closing Date to clear all 11
disapproved exceptions. 12

   If Seller does not give timely notice that Seller will clear all disapproved exceptions, Buyer may terminate this 13
Agreement within 3 days after the deadline for Seller's notice. In the event Buyer elects to terminate the 14
Agreement, the Earnest Money shall be returned to Buyer. If Buyer does not timely terminate the Agreement, 15
Buyer shall be deemed to have waived all objections to title, which Seller did not agree to clear. 16

2. **Supplemental Title Reports**. If supplemental title reports disclose new exception(s) to the title commitment, 17
then the above time periods and procedures for notice, correction, and termination for those new exceptions 18
shall apply to the date of Buyer's receipt of the supplemental title report. The Closing date shall be extended as 19
necessary to accommodate the foregoing times for notices. 20

3. **Marketable Title**. This Addendum does not relieve Seller of the obligation to provide marketable title at Closing 21
as provided for in the Agreement. 22

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		s Initials	Date	Seller's Initials Date		Seller's Initials Date



20051028002494
CHICAGO TITLE WD 33.00
PAGE001 OF 002
10/28/2005 14:59
KING COUNTY, WA

Return Address
RICHARD S. WESTCOTT and CARMEN J. WESTCOTT
5250 – 12TH AVE. N.E.
SEATTLE, WA 98105

E2165422
10/28/2005 14:53
KING COUNTY, WA
TAX $8,495.60
SALE $477,000.00
PAGE001 OF 001

Statutory Warranty Deed

ESCROW NO. 10-27332
FILED FOR RECORD AT REQUEST OF
REALTY ESCROW, INC.

Grantor/borrower: TURNKEY BUILDERS, INC.
Grantee/assignee/beneficiary: RICHARD S. WESTCOTT and CARMEN J. WESTCOTT
Abbreviated Legal:
Additional legal(s) on page: ______
Assessor's Tax Parcel Number(s): 674670-0355-02 (I.O.P.)

(2)
G-1168922-4

THE GRANTOR TURNKEY BUILDERS, INC., A NEVADA CORPORATION for and in consideration of TEN DOLLARS AND OTHER GOOD AND VALUABLE CONSIDERATION in hand paid, conveys and warrants to **RICHARD S. WESTCOTT and CARMEN J. WESTCOTT, husband and wife**
the following described real estate, situated in the County of King, State of Washington:

UNIT LOT A, CITY OF SEATTLE SHORT PLAT NUMBER 2405732, RECORDED UNDER RECORDING NUMBER 20050822900014, SAID SHORT PLAT BEING A SUBDIVISION OF THE NORTH HALF OF LOT 17 AND ALL OF LOT 18, BLOCK 4, PETTITS UNIVERSITY ADDITION TO THE CITY OF SEATTLE, ACCORDING TO THE PLAT THEREOF, RECORDED IN VOLUME 10 OF PLATS, PAGE 73, IN KING COUNTY, WASHINGTON;

TOGETHER WITH EASEMENTS FOR INGRESS AND EGRESS, PARKING AND EMERGENCY ACCESS AS ESTABLISHED IN SAID SHORT PLAT.

SUBJECT TO: SEE ATTACHED EXHIBIT "A" MADE A REFERENCE HERETO.

DATED: October 25, 2005

TURNKEY BUILDERS, INC.

BY: ______________________
JEFF WILSON, PRESIDENT

State of Washington
County of King

On this 25th day of October 2005, before me, the undersigned, a Notary Public in and for the State of Washington, duly commissioned and sworn, personally appeared JEFF WILSON, PRESIDENT OF TURNKEY BUILDERS, INC., the corporation that executed the foregoing instrument, and acknowledged the said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes therein mentioned, and on oath stated that he is/she is/they are authorized to execute the said instrument and that seal affixed is the corporate seal of said corporation. Witness my hand and official seal hereto affixed the day and year first above written.

JANA TORBENSON
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
SEPTEMBER 19, 2008

Notary Public in and for the State of Washington residing at Bothell.

My appointment expires 9-19-08

CW
2/19/2021

RW
2/19/2021

RW CW
1/23/2021 1/23/2021

yz 02/18/2021

ЭB-72412BE9214A

Form 17	**SELLER DISCLOSURE STATEMENT**	©Copyright 2019
Seller Disclosure Statement	**IMPROVED PROPERTY**	Northwest Multiple Listing Service
Rev. 7/19		ALL RIGHTS RESERVED
Page 1 of 6		

SELLER: <u>Richard S. Westcott</u>   <u>Carmen J. Westcott</u>   1
     Seller   Seller

To be used in transfers of improved residential real property, including residential dwellings up to four units, new construction, 2
condominiums not subject to a public offering statement, certain timeshares, and manufactured and mobile homes. See RCW 3
Chapter 64.06 for further information. 4

INSTRUCTIONS TO THE SELLER 5
Please complete the following form. Do not leave any spaces blank. If the question clearly does not apply to the property check 6
"NA." If the answer is "yes" to any asterisked (*) item(s), please explain on attached sheets. Please refer to the line number(s) of 7
the question(s) when you provide your explanation(s). For your protection you must date and initial each page of this disclosure 8
statement and each attachment. Delivery of the disclosure statement must occur not later than five (5) business days, unless 9
otherwise agreed, after mutual acceptance of a written purchase and sale agreement between Buyer and Seller. 10

NOTICE TO THE BUYER 11

THE FOLLOWING DISCLOSURES ARE MADE BY THE SELLER ABOUT THE CONDITION OF THE PROPERTY LOCATED AT 12
5248-5250   12th Ave NE , _____ , CITY <u>Seattle</u> , 13
STATE <u>WA</u> , ZIP <u>98105</u> , COUNTY <u>King</u> ("THE PROPERTY") OR AS 14
LEGALLY DESCRIBED ON THE ATTACHED EXHIBIT A. 15

SELLER MAKES THE FOLLOWING DISCLOSURES OF EXISTING MATERIAL FACTS OR MATERIAL DEFECTS TO BUYER BASED 16
ON SELLER'S ACTUAL KNOWLEDGE OF THE PROPERTY AT THE TIME SELLER COMPLETES THIS DISCLOSURE 17
STATEMENT. UNLESS YOU AND SELLER OTHERWISE AGREE IN WRITING, YOU HAVE THREE (3) BUSINESS DAYS FROM 18
THE DAY SELLER OR SELLER'S AGENT DELIVERS THIS DISCLOSURE STATEMENT TO YOU TO RESCIND THE AGREEMENT 19
BY DELIVERING A SEPARATELY SIGNED WRITTEN STATEMENT OF RESCISSION TO SELLER OR SELLER'S AGENT. IF THE 20
SELLER DOES NOT GIVE YOU A COMPLETED DISCLOSURE STATEMENT, THEN YOU MAY WAIVE THE RIGHT TO RESCIND 21
PRIOR TO OR AFTER THE TIME YOU ENTER INTO A PURCHASE AND SALE AGREEMENT. 22

THE FOLLOWING ARE DISCLOSURES MADE BY SELLER AND ARE NOT THE REPRESENTATIONS OF ANY REAL ESTATE 23
LICENSEE OR OTHER PARTY. THIS INFORMATION IS FOR DISCLOSURE ONLY AND IS NOT INTENDED TO BE A PART OF 24
ANY WRITTEN AGREEMENT BETWEEN BUYER AND SELLER. 25

FOR A MORE COMPREHENSIVE EXAMINATION OF THE SPECIFIC CONDITION OF THIS PROPERTY YOU ARE ADVISED 26
TO OBTAIN AND PAY FOR THE SERVICES OF QUALIFIED EXPERTS TO INSPECT THE PROPERTY, WHICH MAY INCLUDE, 27
WITHOUT LIMITATION, ARCHITECTS, ENGINEERS, LAND SURVEYORS, PLUMBERS, ELECTRICIANS, ROOFERS, 28
BUILDING INSPECTORS, ON-SITE WASTEWATER TREATMENT INSPECTORS, OR STRUCTURAL PEST INSPECTORS. 29
THE PROSPECTIVE BUYER AND SELLER MAY WISH TO OBTAIN PROFESSIONAL ADVICE OR INSPECTIONS OF THE 30
PROPERTY OR TO PROVIDE APPROPRIATE PROVISIONS IN A CONTRACT BETWEEN THEM WITH RESPECT TO ANY 31
ADVICE, INSPECTION, DEFECTS OR WARRANTIES. 32

SELLER ☑ IS/ ☐ IS NOT OCCUPYING THE PROPERTY. 33

I. SELLER'S DISCLOSURES: 34
*If you answer "Yes" to a question with an asterisk (*), please explain your answer and attach documents, if available and not 35
otherwise publicly recorded. If necessary, use an attached sheet. 36

	YES	NO	DON'T KNOW	N/A	
1. TITLE					37 / 38
A. Do you have legal authority to sell the property? If no, please explain.	☑	☐	☐	☐	39
*B. Is title to the property subject to any of the following?					40
(1) First right of refusal	☐	☑	☐	☐	41
(2) Option	☐	☑	☐	☐	42
(3) Lease or rental agreement	☑	☐	☐	☐	43
(4) Life estate?	☐	☑	☐	☐	44
*C. Are there any encroachments, boundary agreements, or boundary disputes?	☐	☐	☑	☐	45
*D. Is there a private road or easement agreement for access to the property?	☑	☐	☐	☐	46
*E. Are there any rights-of-way, easements, or access limitations that may affect the Buyer's use of the property?	☑	☐	☐	☐	47 / 48
*F. Are there any written agreements for joint maintenance of an easement or right-of-way?	☐	☐	☑	☐	49
*G. Is there any study, survey project, or notice that would adversely affect the property?	☐	☐	☑	☐	50
*H. Are there any pending or existing assessments against the property?	☐	☐	☑	☐	51

RSW / CJW 1/29/21   2/19/2021   2/19/2021
SELLER'S INITIALS   Date

6B-72412BE9214A

SELLER DISCLOSURE STATEMENT
IMPROVED PROPERTY
(Continued)

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

	YES	NO	DON'T KNOW	N/A	
					52
					53
*I. Are there any zoning violations, nonconforming uses, or any unusual restrictions on the property that would affect future construction or remodeling? ☐	☐	☑	☐		54 / 55
*J. Is there a boundary survey for the property? ☐	☐	☑	☐		56
*K. Are there any covenants, conditions, or restrictions recorded against the property? ☐	☐	☑	☐		57

PLEASE NOTE: Covenants, conditions, and restrictions which purport to forbid or restrict the
conveyance, encumbrance, occupancy, or lease of real property to individuals based on race,
creed, color, sex, national origin, familial status, or disability are void, unenforceable, and
illegal. RCW 49.60.224.

58
59
60
61

2. WATER 62

A. Household Water 63

(1) The source of water for the property is: ☑ Private or publicly owned water system 64
☐ Private well serving only the subject property *☐ Other water system 65

	YES	NO	DON'T KNOW	N/A	
*If shared, are there any written agreements? ☐	☑	☐	☐		66
*(2) Is there an easement (recorded or unrecorded) for access to and/or maintenance of the water source? ☐	☐	☑	☐		67 / 68
*(3) Are there any problems or repairs needed? ☐	☐	☑	☐		69
(4) During your ownership, has the source provided an adequate year-round supply of potable water? ☑	☐	☐	☐		70
If no, please explain: _____					71
*(5) Are there any water treatment systems for the property? ☐	☑	☐	☐		72
If yes, are they: ☐ Leased ☐ Owned					73
*(6) Are there any water rights for the property associated with its domestic water supply, such as a water right permit, certificate, or claim? ☐	☐	☑	☐		74 / 75
(a) If yes, has the water right permit, certificate, or claim been assigned, transferred, or changed? ☐	☐	☑	☐		76
*(b) If yes, has all or any portion of the water right not been used for five or more successive years? ☐	☐	☑	☐		77
*(7) Are there any defects in the operation of the water system (e.g. pipes, tank, pump, etc.)? ☐	☐	☑	☐		78

B. Irrigation Water 79

	YES	NO	DON'T KNOW	N/A	
(1) Are there any irrigation water rights for the property, such as a water right permit, certificate, or claim? ☐	☐	☑	☐		80 / 81
*(a) If yes, has all or any portion of the water right not been used for five or more successive years? ☐	☐	☑	☐		82 / 83
*(b) If so, is the certificate available? (If yes, please attach a copy.) ☐	☐	☑	☐		84
*(c) If so, has the water right permit, certificate, or claim been assigned, transferred, or changed? ☐	☐	☑	☐		85
*(2) Does the property receive irrigation water from a ditch company, irrigation district, or other entity? ☐	☐	☑	☐		86
If so, please identify the entity that supplies water to the property:					87
					88

C. Outdoor Sprinkler System 89

	YES	NO	DON'T KNOW	N/A	
(1) Is there an outdoor sprinkler system for the property? ☐	☑	☐	☐		90
*(2) If yes, are there any defects in the system? ☐	☐	☐	☑		91
*(3) If yes, is the sprinkler system connected to irrigation water? ☐	☐	☐	☑		92

3. SEWER/ON-SITE SEWAGE SYSTEM 93

A. The property is served by: 94

☑ Public sewer system ☐ On-site sewage system (including pipes, tanks, drainfields, and all other component parts) 95
☐ Other disposal system 96
Please describe:_____ 97

[yz] 02/19/2021

_____ CAW 1/27/21
SELLER'S INITIALS   Date

RW 2/19/2021   CW 2/19/2021

B-72412BE9214A

Form 17
Seller Disclosure Statement
Rev. 7/19
Page 3 of 6

SELLER DISCLOSURE STATEMENT
IMPROVED PROPERTY
(Continued)

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

	YES	NO	DON'T KNOW	N/A	
B. If public sewer system service is available to the property, is the house connected to the sewer main?	✓	☐	☐	☐	98 / 99 / 100
If no, please explain:					101
*C. Is the property subject to any sewage system fees or charges in addition to those covered in your regularly billed sewer or on-site sewage system maintenance service?	☐	✓	☐	☐	102 / 103
D. If the property is connected to an on-site sewage system:					104
*(1) Was a permit issued for its construction, and was it approved by the local health department or district following its construction?	☐	☐	☐	✓	105 / 106
(2) When was it last pumped?					107
*(3) Are there any defects in the operation of the on-site sewage system?	☐	☐	☐	✓	108
(4) When was it last inspected?			☐	✓	109
By whom:					110
(5) For how many bedrooms was the on-site sewage system approved? _____ bedrooms			☐	✓	111
E. Are all plumbing fixtures, including laundry drain, connected to the sewer/on-site sewage system?	✓	☐	☐	☐	112 / 113
If no, please explain:					114
*F. Have there been any changes or repairs to the on-site sewage system?	☐	☐	☐	✓	115
G. Is the on-site sewage system, including the drainfield, located entirely within the boundaries of the property?	☐	☐	☐	✓	116 / 117
If no, please explain:					118
*H. Does the on-site sewage system require monitoring and maintenance services more frequently than once a year?	☐	☐	☐	✓	119 / 120

NOTICE: IF THIS RESIDENTIAL REAL PROPERTY DISCLOSURE IS BEING COMPLETED FOR NEW CONSTRUCTION WHICH HAS NEVER BEEN OCCUPIED, SELLER IS NOT REQUIRED TO COMPLETE THE QUESTIONS LISTED IN ITEM 4 (STRUCTURAL) OR ITEM 5 (SYSTEMS AND FIXTURES).

121
122
123

4. STRUCTURAL

124

	YES	NO	DON'T KNOW	N/A	
*A. Has the roof leaked within the last 5 years?	☐	✓	☐	☐	125
*B. Has the basement flooded or leaked?	☐	✓	☐	☐	126
*C. Have there been any conversions, additions or remodeling?	✓	☐	☐	☐	127
*(1) If yes, were all building permits obtained?	✓	☐	☐	☐	128
*(2) If yes, were all final inspections obtained?	✓	☐	☐	☐	129
D. Do you know the age of the house?	✓	☐	☐	☐	130
If yes, year of original construction: _1924_					131
*E. Has there been any settling, slippage, or sliding of the property or its improvements?	☐	☐	✓	☐	132
*F. Are there any defects with the following: (If yes, please check applicable items and explain)	✓	☐	☐	☐	133

☐ Foundations	☐ Decks	☐ Exterior Walls	134
☐ Chimneys	☐ Interior Walls	☐ Fire Alarms	135
☐ Doors	☐ Windows	☐ Patio	136
☐ Ceilings	☐ Slab Floors	☐ Driveways	137
☐ Pools	☐ Hot Tub	☐ Sauna	138
✓ Sidewalks	☐ Outbuildings	☐ Fireplaces	139
☐ Garage Floors	✓ Walkways	☐ Siding	140
☐ Wood Stoves	☐ Elevators	☐ Incline Elevators	141
☐ Stairway Chair Lifts	☐ Wheelchair Lifts	☐ Other _____	142

	YES	NO	DON'T KNOW	N/A	
*G. Was a structural pest or "whole house" inspection done?	☐	✻✓	☐	☐	143
If yes, when and by whom was the inspection completed?					144
✻ consultation only Redi-National re: ant sightings					145
H. During your ownership, has the property had any wood destroying organism or pest infestation?	✓	☐	☐	☐	146
I. Is the attic insulated?	☐	☐	✓	☐	147
J. Is the basement insulated?	✓	☐	☐	☐	148

[YZ])   02/19/2021

SELLER'S INITIALS   [CW] 1/27/21   Date

[RW] 2/19/2021   [CW] 2/19/2021

6B-72412BE9214A

SELLER DISCLOSURE STATEMENT
IMPROVED PROPERTY
(Continued)

	YES	NO	DON'T KNOW	N/A	
					149
5. SYSTEMS AND FIXTURES					150
*A. If any of the following systems or fixtures are included with the transfer, are there any defects?					151
If yes, please explain: _____					152
Electrical system, including wiring, switches, outlets, and service	☐	☐	☑	☐	153
Plumbing system, including pipes, faucets, fixtures, and toilets	☐	☐	☑	☐	154
Hot water tank	☐	☐	☑	☐	155
Garbage disposal	☑	☐	☐	☑	156
Appliances	☑	☐	☐	☐	157
Sump pump	☐	☐	☐	☑	158
Heating and cooling systems	☐	☐	☑	☐	159
Security system: ☑ Owned ☐ Leased	☐	☐	☑	☐	160
Other _____	☐	☐	☐	☑	161
*B. If any of the following fixtures or property is included with the transfer, are they leased?					162
(If yes, please attach copy of lease.)					163
Security System: _____	☐	☑	☐	☐	164
Tanks (type): _____	☐	☐	☐	☑	165
Satellite dish: _____	☐	☐	☐	☑	166
Other: _____	☐	☐	☐	☑	167
*C. Are any of the following kinds of wood burning appliances present at the property?					168
(1) Woodstove?	☐	☑	☐	☐	169
(2) Fireplace insert?	☐	☑	☐	☐	170
(3) Pellet stove?	☐	☑	☐	☐	171
(4) Fireplace?	☑	☐	☐	☐	172
If yes, are all of the (1) woodstoves or (2) fireplace inserts certified by the U.S. Environmental					173
Protection Agency as clean burning appliances to improve air quality and public health?	☐	☐	☐	☑	174
D. Is the property located within a city, county, or district or within a department of natural					175
resources fire protection zone that provides fire protection services?	☑	☐	☐	☐	176
E. Is the property equipped with carbon monoxide alarms? (Note: Pursuant to RCW 19.27.530, Seller					177
must equip the residence with carbon monoxide alarms as required by the state building code.)	☑	☐	☐	☐	178
F. Is the property equipped with smoke detection devices?	☑	☐	☐	☐	179
(Note: Pursuant to RCW 43.44.110, if the property is not equipped with at least one smoke					180
detection device, at least one must be provided by the seller.)					181
6. HOMEOWNERS' ASSOCIATION/COMMON INTERESTS					182
A. Is there a Homeowners' Association?	☐	☑	☐	☐	183
Name of Association and contact information for an officer, director, employee, or other authorized					184
agent, if any, who may provide the association's financial statements, minutes, bylaws, fining policy,					185
and other information that is not publicly available: _____					186
B. Are there regular periodic assessments?	☐	☐	☐	☑	187
$_____ per ☐ month ☐ year					188
☐ Other: _____					189
*C. Are there any pending special assessments?	☐	☐	☐	☑	190
*D. Are there any shared "common areas" or any joint maintenance agreements (facilities					191
such as walls, fences, landscaping, pools, tennis courts, walkways, or other areas					192
co-owned in undivided interest with others)?	☐	☐	☐	☑	193
7. ENVIRONMENTAL					194
*A. Have there been any flooding, standing water, or drainage problems on the property					195
that affect the property or access to the property?	☐	☐	☑	☐	196
*B. Does any part of the property contain fill dirt, waste, or other fill material?	☐	☐	☑	☐	197
*C. Is there any material damage to the property from fire, wind, floods, beach movements,					198
earthquake, expansive soils, or landslides?	☐	☐	☑	☐	199
D. Are there any shorelines, wetlands, floodplains, or critical areas on the property?	☐	☐	☑	☐	200
*E. Are there any substances, materials, or products in or on the property that may be environmental					201
concerns, such as asbestos, formaldehyde, radon gas, lead-based paint, fuel or chemical					202
storage tanks, or contaminated soil or water?	☐	☐	☑	☐	203
*F. Has the property been used for commercial or industrial purposes?	☐	☐	☑	☐	204

YZ

02/19/2021

SELLER'S INITIALS _____ CAW 1/27/21 Date

RW 2/19/2021   CW 2/19/2021

6B-72412BE9214A

SELLER DISCLOSURE STATEMENT
IMPROVED PROPERTY
(Continued)

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

	YES	NO	DON'T KNOW	N/A	
					205
					206
*G. Is there any soil or groundwater contamination?	☐	☐	☑	☐	207
*H. Are there transmission poles or other electrical utility equipment installed, maintained, or					208
buried on the property that do not provide utility service to the structures on the property?	☐	☐	☑	☐	209
*I. Has the property been used as a legal or illegal dumping site?	☐	☐	☑	☐	210
*J. Has the property been used as an illegal drug manufacturing site?	☐	☐	☑	☐	211
*K. Are there any radio towers in the area that cause interference with cellular telephone reception?	☐	☐	☑	☐	212

8. **LEAD BASED PAINT** (Applicable if the house was built before 1978). — 213

   A. Presence of lead-based paint and/or lead-based paint hazards (check one below): — 214

     ☐ Known lead-based paint and/or lead-based paint hazards are present in the housing — 215
       (explain). _____ — 216
     ☑ Seller has no knowledge of lead-based paint and/or lead-based paint hazards in the housing. — 217

   B. Records and reports available to the Seller (check one below): — 218

     ☐ Seller has provided the purchaser with all available records and reports pertaining to — 219
       lead-based paint and/or lead-based paint hazards in the housing (list documents below). — 220
        — 221
     _____ —
     ☑ Seller has no reports or records pertaining to lead-based paint and/or lead-based paint hazards in the housing. — 222

9. **MANUFACTURED AND MOBILE HOMES** — 223

   If the property includes a manufactured or mobile home, — 224

	YES	NO	DON'T KNOW	N/A	
*A. Did you make any alterations to the home?	☐	☐	☐	☑	225
If yes, please describe the alterations: _____					226
*B. Did any previous owner make any alterations to the home?	☐	☐	☐	☑	227
*C. If alterations were made, were permits or variances for these alterations obtained?	☐	☐	☐	☑	228

10. **FULL DISCLOSURE BY SELLERS** — 229

   A. Other conditions or defects: — 230
     *Are there any other existing material defects affecting the property that a prospective — 231
     buyer should know about? — 232

	YES	NO	DON'T KNOW	N/A	
	☐	☐	☑	☐	232

   B. Verification — 233
     The foregoing answers and attached explanations (if any) are complete and correct to the best of Seller's knowledge and — 234
     Seller has received a copy hereof. Seller agrees to defend, indemnify and hold real estate licensees harmless from and — 235
     against any and all claims that the above information is inaccurate. Seller authorizes real estate licensees, if any, to deliver a — 236
     copy of this disclosure statement to other real estate licensees and all prospective buyers of the property. — 237

Richard Westcott   1/27/2021   _Carmen J. Westcott_   1/27/21 — 238
Seller   Date   Seller   Date — 239

If the answer is "Yes" to any asterisked (*) items, please explain below (use additional sheets if necessary). Please refer to the line — 240
number(s) of the question(s). — 241

4 F. city maintained sidewalks are raised + uneven along 12th Avenue — 242, 243
railing is missing from walkway steps on South West corner of — 244, 245
the property — 246, 247
  — 248

4G. No inspection was performed but a consultation was done — 249, 250
with Redi-National for sugar ants. Ant bait was placed at — 251, 252
various locations. — 253
  — 254

[yz]

on Viking Commercial range

See attached inspection reports

6B-72412BE9214A

SELLER DISCLOSURE STATEMENT
IMPROVED PROPERTY

(Continued)

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

II. NOTICES TO THE BUYER	255

1. SEX OFFENDER REGISTRATION — 256
INFORMATION REGARDING REGISTERED SEX OFFENDERS MAY BE OBTAINED FROM LOCAL LAW ENFORCEMENT — 257
AGENCIES. THIS NOTICE IS INTENDED ONLY TO INFORM YOU OF WHERE TO OBTAIN THIS INFORMATION AND IS NOT — 258
AN INDICATION OF THE PRESENCE OF REGISTERED SEX OFFENDERS. — 259

2. PROXIMITY TO FARMING/WORKING FOREST — 260
THIS NOTICE IS TO INFORM YOU THAT THE REAL PROPERTY YOU ARE CONSIDERING FOR PURCHASE MAY LIE IN — 261
CLOSE PROXIMITY TO A FARM OR WORKING FOREST. THE OPERATION OF A FARM OR WORKING FOREST — 262
INVOLVES USUAL AND CUSTOMARY AGRICULTURAL PRACTICES OR FOREST PRACTICES, WHICH ARE PROTECTED — 263
UNDER RCW 7.48.305, THE WASHINGTON RIGHT TO FARM ACT. — 264

3. OIL TANK INSURANCE — 265
THIS NOTICE IS TO INFORM YOU THAT IF THE REAL PROPERTY YOU ARE CONSIDERING FOR PURCHASE UTILIZES — 266
AN OIL TANK FOR HEATING PURPOSES, NO COST INSURANCE MAY BE AVAILABLE FROM THE POLLUTION LIABILITY — 267
INSURANCE AGENCY. — 268

III. BUYER'S ACKNOWLEDGEMENT — 269

1. BUYER HEREBY ACKNOWLEDGES THAT: — 270

A. Buyer has a duty to pay diligent attention to any material defects that are known to Buyer or can be known to Buyer by — 271
utilizing diligent attention and observation. — 272

B. The disclosures set forth in this statement and in any amendments to this statement are made only by the Seller and — 273
not by any real estate licensee or other party. — 274

C. Buyer acknowledges that, pursuant to RCW 64.06.050(2), real estate licensees are not liable for inaccurate information — 275
provided by Seller, except to the extent that real estate licensees know of such inaccurate information. — 276

D. This information is for disclosure only and is not intended to be a part of the written agreement between the Buyer and Seller. — 277

E. Buyer (which term includes all persons signing the "Buyer's acceptance" portion of this disclosure statement below) has — 278
received a copy of this Disclosure Statement (including attachments, if any) bearing Seller's signature(s). — 279

F. If the house was built prior to 1978, Buyer acknowledges receipt of the pamphlet *Protect Your Family From Lead in Your Home*. — 280

DISCLOSURES CONTAINED IN THIS DISCLOSURE STATEMENT ARE PROVIDED BY SELLER BASED ON SELLER'S — 281
ACTUAL KNOWLEDGE OF THE PROPERTY AT THE TIME SELLER COMPLETES THIS DISCLOSURE. UNLESS BUYER — 282
AND SELLER OTHERWISE AGREE IN WRITING, BUYER SHALL HAVE THREE (3) BUSINESS DAYS FROM THE DAY — 283
SELLER OR SELLER'S AGENT DELIVERS THIS DISCLOSURE STATEMENT TO RESCIND THE AGREEMENT BY — 284
DELIVERING A SEPARATELY SIGNED WRITTEN STATEMENT OF RESCISSION TO SELLER OR SELLER'S AGENT. YOU — 285
MAY WAIVE THE RIGHT TO RESCIND PRIOR TO OR AFTER THE TIME YOU ENTER INTO A SALE AGREEMENT. — 286

BUYER HEREBY ACKNOWLEDGES RECEIPT OF A COPY OF THIS DISCLOSURE STATEMENT AND ACKNOWLEDGES — 287
THAT THE DISCLOSURES MADE HEREIN ARE THOSE OF THE SELLER ONLY, AND NOT OF ANY REAL ESTATE — 288
LICENSEE OR OTHER PARTY. — 289

Yizhen Zhao   02/18/2021

Buyer 2/18/2021 6:42:24 PM PST   Date   Buyer   Date — 290 / 291

2. BUYER'S WAIVER OF RIGHT TO REVOKE OFFER — 292
Buyer has read and reviewed the Seller's responses to this Seller Disclosure Statement. Buyer approves this statement and — 293
waives Buyer's right to revoke Buyer's offer based on this disclosure. — 294

Yizhen Zhao   02/18/2021

Buyer 2/18/2021 6:42:25 PM PST   Date   Buyer   Date — 295 / 296

3. BUYER'S WAIVER OF RIGHT TO RECEIVE COMPLETED SELLER DISCLOSURE STATEMENT — 297
Buyer has been advised of Buyer's right to receive a completed Seller Disclosure Statement. Buyer waives that right. — 298
However, if the answer to any of the questions in the section entitled "Environmental" would be "yes," Buyer may not waive — 299
the receipt of the "Environmental" section of the Seller Disclosure Statement. — 300

Yizhen Zhao   02/18/2021

Buyer 2/18/2021 6:42:26 PM PST   Date   Buyer   Date — 301 / 302

[yz]   02/19/2021   CAW 1/27/21   RW 2/19/2021   CW 2/19/2021

SELLER'S INITIALS   Date

Form 22K
Identification of Utilities Addendum
Rev. 7/19
Page 1 of 1

©Copyright 2019
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

IDENTIFICATION OF UTILITIES ADDENDUM TO PURCHASE AND SALE AGREEMENT

The following is part of the Purchase and Sale Agreement dated ____________________

between Yizhen Zhao (Buyer, 2/18/2021 6:42:27 PM PST) ____ (Buyer) ("Buyer")

and Richard S. Westcott (Seller) Carmen J. Westcott (Seller) ("Seller")

CJW/RSW 5248 concerning 5250 (Address) 12th Ave NE Seattle (City) WA (State) 98105 (Zip) (the "Property').

Pursuant to RCW 60.80, Buyer and Seller request the Closing Agent to administer the disbursement of closing funds necessary to satisfy unpaid utility charges, if any, affecting the Property. The names and addresses of all utilities providing service to the Property and having lien rights are as follows:

WATER DISTRICT:	Name: Seattle Public Utilities	e-mail or website (optional):
	Address: 700 5th Ave S	
	City, State, Zip: Seattle, WA 98104	Fax. No. (optional):
SEWER DISTRICT:	Name: Seattle Public Utilities	e-mail or website (optional):
	Address: as above	
	City, State, Zip:	Fax. No. (optional):
IRRIGATION DISTRICT:	Name: N/A	e-mail or website (optional):
	Address:	
	City, State, Zip:	Fax. No. (optional):
GARBAGE:	Name: Seattle Public Utilities	e-mail or website (optional): Seattle.gov.util
	Address: as above	
	City, State, Zip:	Fax. No. (optional):
ELECTRICITY:	Name: Seattle City Light	e-mail or website (optional): Seattle.gov.util
	Address:	
	City, State, Zip:	Fax. No. (optional):
GAS:	Name: Puget Sound Energy	e-mail or website (optional): pse.com
	Address:	
	City, State, Zip:	Fax. No. (optional):
SPECIAL DISTRICT(S): (local improvement districts or utility local improvement districts)	Name:	e-mail or website (optional):
	Address:	
	City, State, Zip:	Fax. No. (optional):

If the above information has not been filled in at the time of mutual acceptance of this Agreement, then (1) within __________ days (5 if not filled in) of mutual acceptance of this Agreement, Seller shall provide the Listing Broker or Selling Broker with the names and addresses of all utility providers having lien rights affecting the Property and (2) Buyer and Seller authorize Listing Broker or Selling Broker to insert into this Addendum the names and addresses of the utility providers identified by Seller.

Nothing in this Addendum shall be construed to diminish or alter the Seller's obligation to pay all utility charges (including unbilled charges). Buyer understands that the Listing Broker and Selling Broker are not responsible for, or to insure payment of, Seller's utility charges.

YZ 02/18/2021 Initials Date | RSW 1/27/2021 Seller's Initials Date | CJW 1/27/21 Seller's Initials Date

5B-72412BE9214A

©Copyright 2010
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

DISCLOSURE OF INFORMATION ON LEAD-BASED PAINT AND LEAD-BASED PAINT HAZARDS
Addendum to Purchase & Sale or Lease Agreement

The following is part of the Purchase and Sale Agreement dated _____ 1

between **_Yizhen Zhao_** _____ ("Buyer" and/or "Lessee") 2

Buyer 2/10/2021 6:48:31 PM PST   Buyer and/or Lessee

and _____**Richard S. Westcott**_____   _____**Carmen J. Westcott**_____ ("Seller" and/or "Lessor") 3

Seller and/or Lessor   Seller and/or Lessor

RSW CJW 5243 -

concerning 5250   **12th Ave NE**   **Seattle**   **WA** **98105**   (the "Property"). 4

Address   City   State Zip

Purchase & Sale Agreement Lead Warning Statement   5

Every purchaser of any interest in residential real property on which a residential dwelling was built prior to 6
1978 is notified that such property may present exposure to lead from lead-based paint that may place young 7
children at risk of developing lead poisoning. Lead poisoning in young children may produce permanent 8
neurological damage, including learning disabilities, reduced intelligence quotient, behavioral problems and 9
impaired memory. Lead poisoning also poses a particular risk to pregnant women. The seller of any interest in 10
residential real property is required to provide the buyer with any information on lead-based paint hazards from 11
risk assessments or inspections in the seller's possession and notify the buyer of any known lead-based paint 12
hazards. A risk assessment or inspection for possible lead-based paint hazards is recommended prior to 13
purchase. 14

Lease Agreement Lead Warning Statement   15

Housing built before 1978 may contain lead-based paint. Lead from paint, paint chips, and dust can pose health 16
hazards if not taken care of properly. Lead exposure is especially harmful to young children and pregnant 17
women. Before renting pre-1978 housing, landlords must disclose the presence of known lead-based paint and 18
lead-based paint hazards in the dwelling. Tenants must also receive a Federally approved pamphlet on lead 19
poisoning prevention. 20

Cancellation Rights   21

If a residential dwelling was built on the Property prior to 1978, Buyer may rescind the Agreement at any time 22
*up to 3 days after Buyer receives this Disclosure, **unless Buyer receives this disclosure prior to entering*** 23
the Agreement. 24

NOTE: In the event of pre-closing possession of more than 100 days by Buyer, the term Buyer also means Tenant. 25

Seller's/Lessor's Disclosure   26

(a) Presence of lead-based paint and/or lead-based paint hazards (check one below):   27

 ❑ Known lead-based paint and/or lead-based paint hazards are present in the housing (explain).   28

 ☑ Seller/Lessor has no knowledge of lead-based paint and/or lead-based paint hazards in the housing.   29

(b) Records and reports available to the Seller/Lessor (check one below):   30

 ❑ Seller/Lessor has provided the Buyer/Lessee with all available records and reports pertaining to lead-   31
  based paint and/or lead-based paint hazards in the housing (list documents below).   32

  _____   33

  _____   34

 ☑ Seller/Lessor has no reports or records pertaining to lead-based paint and/or lead-based paint hazards   35
  in the housing.   36

Seller has reviewed the information above and certifies, to the best of Seller's knowledge, that the statements made   37
and information provided by Seller are true and accurate.   38

_____ 1/27/2021   _____ 1/27/21   39
Seller/Lessor   Date   Seller/Lessor   Date

917	02/18/2021		1/27/2021		CJW 1/27/21	RSW 1/27/2021

initials   Date   Seller/Lessor Initials   Date   Seller/Lessor Initials   Date

5B-72412BE9214A

©Copyright 2010
Northwest Multiple Listing Service
ALL RIGHTS RESERVED

DISCLOSURE OF INFORMATION ON LEAD-BASED PAINT AND LEAD-BASED PAINT HAZARDS

Addendum to Purchase & Sale or Lease Agreement

Continued

Buyer's/Lessee's Acknowledgment

RW 2/19/2021

(c) Buyer/Lessee has received copies of all information listed above.

(d) Buyer/Lessee has received the pamphlet "Protect Your Family from Lead in Your Home."

(e) Buyer has (check one below only if Purchase and Sale Agreement):

CW 2/19/2021

yz 02/20/2021

X ☐ Waived the opportunity to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards.

☐ Accepted an opportunity to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards on the following terms and conditions:

This Agreement is conditioned upon a risk assessment or inspection of the Property for the presence of lead-based paint and/or lead-based paint hazards, to be performed by a risk assessor or inspector at the Buyer's expense. (Intact lead-based paint that is in good condition is not necessarily a hazard. See the EPA pamphlet "Protect Your Family From Lead in Your Home" for more information).

This contingency SHALL CONCLUSIVELY BE DEEMED SATISFIED (WAIVED) unless Buyer gives written notice of disapproval of the risk assessment or inspection to the Seller within ________ (10 days if not filled in) after receiving this Disclosure. Buyer's notice must identify the specific existing deficiencies and corrections needed and must include a copy of the inspection and/or risk assessment report.

The Seller may, at the Seller's option, within ________ days (3 days if not filled in) after Seller's receipt of Buyer's disapproval notice, give written notice that Seller will correct the conditions identified by Buyer. If Seller agrees to correct the conditions identified by Buyer, then it shall be accomplished at Seller's expense prior to the closing date, and Seller shall provide Buyer with certification from a risk assessor or inspector demonstrating that the condition(s) has been remedied prior to the closing date. In lieu of correction, the parties may agree on any other remedy for the disapproved condition(s), including but not limited to cash payments from Seller to Buyer or adjustments in the purchase price. If such an agreement on non-repair remedies is secured in writing before the expiration of the time period set forth in this subparagraph, then this contingency will be deemed satisfied.

If the Seller does not give notice that the Seller will correct the conditions identified in Buyer's risk assessment or inspection, or if the parties cannot reach an agreement on alternative remedies, then Buyer may elect to give notice of termination of this Agreement within ________ days (3 days if not filled in) after expiration of the time limit in the preceding subparagraph or delivery of the Seller's notice pursuant to the preceding subparagraph, whichever first occurs. The earnest money shall then be returned to the Buyer and the parties shall have no further obligations to each other. Buyer's failure to give a written notice of termination means that the Buyer will be required to purchase the Property without the Seller having corrected the conditions identified in Buyer's risk assessment or inspection and without any alternative remedy for those conditions.

Buyer waives the right to receive an amended Real Property Transfer Disclosure Statement (NWMLS Form No. 17 or equivalent) pursuant to RCW 64.06 based on any conditions identified in inspection and/or risk assessment report(s).

Buyer has reviewed the information above and certifies, to the best of Buyer's knowledge, that the statements made by Buyer are true and accurate.

Authentisign Yizhen Zhao 2/18/2021 6:42:34 PM PST — 02/18/2021

Buyer/Lessee	Date	Buyer/Lessee	Date

Brokers' Acknowledgment

Brokers have informed the Seller/Lessor of the Seller's/Lessor's obligations under 42 U.S.C. 4852(d) and are aware of their responsibility to ensure compliance.

DocuSigned by: Michael Urquhart DD0CD3BD5C5047F... — 2/19/2021

Selling Broker	Date	Listing Broker	Date

yz 02/19/2021 — RSW 1/27/2021 — CJW 1/27/21

Initials	Date	Seller/Lessor Initials	Date	Seller/Lessor Initials	Date

FIRPTA CERTIFICATION

The Foreign Investment in Real Property Tax Act ("FIRPTA"), 26 U.S.C. 1445, provides that a buyer of a U.S. real property interest must withhold tax if Seller is a foreign person, unless one of the exceptions in the Act applies. The following will inform Buyer and Closing Agent whether tax withholding is required.

Note: The above law applies to foreign corporations, partnerships, trusts, estates and other foreign entities, as well as to foreign individuals. If Seller is a corporation, partnership, trust, estate or other entity, the terms "I" and "my" as used below means the corporation or other entity. A "real property interest" includes full or part ownership of land and/or improvements thereon; leaseholds; options to acquire any of the foregoing; and an interest in foreign corporations, partnerships, trusts or other entities holding U.S. real estate.

SELLER CERTIFICATION. Seller hereby certifies the following:

RSW/CGW

PROPERTY. I am the Seller of real property ☑ at:

5248-5250 12th Ave NE Seattle WA 98105
Address City State Zip

or ☐ (if no street address) legally described on the attached.

CITIZENSHIP STATUS. I ☐ AM ☑ AM NOT a non-resident alien (or a foreign corporation, foreign partnership, foreign trust, foreign estate or other foreign business entity) for purposes of U.S. income taxation.

TAXPAYER I.D. NUMBER.
My U.S. taxpayer identification number (e.g. social security number) is ______________________.
(Tax I.D. number to be provided by Seller at Closing)

RSW) CGW)

ADDRESS.
My home address is 5248-5250 12th Ave NE Seattle WA 98105
Address City State Zip

Under penalties of perjury, I declare that I have examined this Certification and to the best of my knowledge and belief it is true, correct and complete. I understand that this Certification may be disclosed to the Internal Revenue Service ("IRS") and that any false statement I have made here could be punished by fine, imprisonment, or both.

[signature] 1/27/2021 Carmen J. Westcott 1/27/21
Seller Date Seller Date

BUYER CERTIFICATION (Only applicable if Seller is a non-resident alien).

If Seller is a non-resident alien, and has not obtained a release from the IRS, then Closing Agent must withhold 15% of the amount realized from the sale and pay it to the IRS, unless Buyer certifies that the selected statement below is correct:

☐ **Amount Realized ($300,000 or less) and Family Residence = No Tax.** (a) I certify that the total price that I am to pay for the property, including liabilities assumed and all other consideration to Seller, does not exceed $300,000; and (b) I certify that I or a member of my family* have definite plans to reside on the property for at least 50% of the time that the property is used by any person during each of the first two twelve month periods following the date of this sale. If Buyer certifies these statements, there is no tax.

☐ **Amount Realized (more than $300,000, but not exceeding $1,000,000) and Family Residence = 10% Tax.** (a) I certify that the total price that I am to pay for the property, including liabilities assumed and all other consideration to Seller, exceeds $300,000, but does not exceed $1,000,000; and (b) I certify that I or a member of my family* have definite plans to reside on the property for at least 50% of the time that the property is used by any person during each of the first two twelve month periods following the date of this sale. If Buyer certifies these statements, then Closing Agent must withhold 10% of the amount realized from the sale and pay it to the IRS.

* (Defined in 11 U.S.C. 267(c)(4). It includes brothers, sisters, spouse, ancestors and lineal descendants).

Under penalties of perjury, I declare that I have examined this Certification and to the best of my knowledge and belief both statements are true, correct and complete. I understand that this Certification may be disclosed to the IRS and that any false statement I have made here could be punished by fine, imprisonment, or both.

Authentisign
Yizhen Zhao 02/18/2021
Date Buyer Date